# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FITLIFE BRANDS, INC., CIK 0001374328
CUSIP: 33817P405
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5214 S. 136TH STREET, OMAHA, Nebraska (NE), 68137
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001815572

## Reporting persons
- ASKELADDEN CAPITAL MANAGEMENT LLC: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 498,041; sole dispositive power 0; shared dispositive power 498,041; aggregate amount beneficially owned 498,041 (5.4% of the class)
- Samir Patel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 498,041; sole dispositive power 0; shared dispositive power 498,041; aggregate amount beneficially owned 498,041 (5.4% of the class)

## Item 1. Issuer
Name of issuer: FITLIFE BRANDS, INC.
Address of issuer's principal executive offices: 5214 S. 136TH STREET, OMAHA, NEBRASKA, 68137.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Askeladden Capital Management, LLC, a Texas limited liability company (?Askeladden?) and Samir Patel.

The separately managed accounts on behalf of investment advisory clients (?Managed Accounts?) of Askeladden are the record and direct beneficial owners of the securities covered by this statement. As the investment adviser to the Managed Accounts, Askeladden may be deemed to beneficially own the securities covered by this statement. Mr. Patel is the Member of, and may be deemed to beneficially own securities owned by, Askeladden.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence:
5214 S. 136th Street,
Omaha, Nebraska 68137, USA
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: The percentage reported in Item 11 is based on 4,598,241 shares of Common Stock outstanding as of November 13, 2024, as disclosed in the Issuer?s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 14, 2024. On February 5, 2025, the Issuer announced that its Board of Directors approved a 2-for-1 forward stock split of its authorized, issued, and outstanding Common Stock. Accordingly, both the number of shares of Common Stock beneficially owned by Askeladden and the total number of outstanding shares of Common Stock have doubled.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ASKELADDEN CAPITAL MANAGEMENT LLC: /s/ Samir Patel, Samir Patel / Managing Member (02/14/2025)
- Samir Patel: /s/ Samir Patel, Samir Patel / Managing Member (02/14/2025)